	BANK OF THE JAMES BUILDING 828 Main Street, 19th Floor Lynchburg, Virginia 24504 Telephone: (434) 846-9000 Facsimile: (434) 846-0337 www.ewlaw.com	RESPOND TO: P.O. Box 958 Lynchburg, Virginia 24505
Eric J. Sorenson, Jr. rsorenson@ewlaw.com		Writer’s Direct Dial: (434) 455-9105

January 16, 2009

VIA EDGAR

Securities and Exchange Commission

Washington, D.C. 20549

Bank of the James Financial Group, Inc. Preliminary Proxy Statement

(Schedule 14A Information Required in a Proxy Statement Pursuant to Section 14(a) of the

Securities Exchange Act of 1934)

SEC File No. 000-50548

Ladies and Gentlemen:

On behalf of Bank of the James Financial Group, Inc. (the “Company”), we have enclosed for filing the following:

1. The Company’s letter and notice relating to a special meeting of the Company’s shareholders, the purpose of which will be to consider and vote on a proposal to amend and restate the Company’s Articles of Incorporation to enable the Company to participate in the Capital Purchase Program established by the United States Treasury under the Emergency Economic Stabilization Act if it decides to do so.

2. A Preliminary Proxy Statement on Schedule 14A and attachments thereto for use in soliciting proxies in connection with the special meeting.

Pursuant to Rule 14a-6(d) under the Exchange Act, the Company intends to release definitive copies of the enclosed preliminary proxy materials to its shareholders at the earliest practical date.

Thank you for your assistance and please direct any questions or correspondence regarding this matter directly to me.

Sincerely,

/s/ Eric J. Sorenson, Jr.

Eric J. Sorenson, Jr.

cc: J. Todd Scruggs

enclosures